UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
NOV 30 2015
Wash., DC
201

SEC FILE NUMBER
8- ~~22190~~ 21190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 AND ENDING 9/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARMAN, RALSTON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 GREENWICH AVENUE
(No. and Street)

GREENWICH CT 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS P. RALSTON (203) 489-3902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 NEW YORK NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

15027875

ab 12/2

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

OATH OR AFFIRMATION

I, DOUGLAS P. RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEARMAN, RALSTON INC., as of SEPTEMBER 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DPR

Signature

Pres.

Title

Caren S. Brutten

Notary Public

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires ~~Nov. 30, 19~~ 3/24/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report pursuant to SEC Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Shearman, Ralston Inc.
Greenwich, CT

We have audited the accompanying financial statements of Shearman, Ralston Inc. (a New York corporation), which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Shearman, Ralston Inc's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shearman, Ralston Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of Shearman, Ralston Inc's financial statements. The supplemental information is the responsibility of Shearman, Ralston Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
November 20, 2015

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

CURRENT ASSETS	
Cash	$ 13,735
Marketable securities	8,122,711
Commission receivable from clearing broker	39,219
Total current assets	8,175,665
OTHER ASSETS	
Note receivable-stockholder	675,000
Note receivable-employee	110,000
Total other assets	785,000
TOTAL ASSETS	$ 8,960,665

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 973,047
Deferred taxes payable	2,210,481
TOTAL LIABILITIES	3,183,528
STOCKHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,151
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	6,070,746
TOTAL STOCKHOLDERS' EQUITY	5,777,137
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,960,665

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2015

REVENUES	
Customer commissions	$ 451,267
Dividend and interest income	249,747
Unrealized gain on securities	21,332
Realized gain on securities	140,219
Clearance rebate income	104,882
Other income	5,398
Total revenues	972,845
EXPENSES	
Employee compensation	575,513
Travel and entertainment	80,726
Clearance charges	52,843
Insurance	53,110
Rent	18,411
Payroll taxes	33,381
Tickers and quotation service	16,545
Consultant	35,800
Professional and registration fees	17,634
Office expense	13,048
Telephone	19,205
Interest	10,502
Contributions to profit sharing plan	5,000
Miscellaneous	3,343
Total expenses	935,061
INCOME BEFORE PROVISION FOR INCOME TAX	37,784
INCOME TAX EXPENSE/(BENEFIT)	(407,860)
NET INCOME	$ 445,644

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 445,644
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gain on investment securities	(21,332)
Realized gain on sale of investment securities	(140,219)
Proceeds from short sales	89,540
Deferred income tax	(407,860)
Changes in assets and liabilities:	
Proceeds from sales of marketable securities	545,848
Purchase of marketable securities	(97,454)
Decrease in due to clearing broker	(332,544)
Decrease in commission receivable	7,477
Securities sold, not yet purchased	(89,540)
Decrease in accounts payable	(4,165)
Total adjustments	(450,249)
NET DECREASE IN CASH	(4,605)
CASH - October 1, 2014	18,340
CASH - September 30, 2015	$ 13,735

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2015

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2014	$2,500	$225	$32,151	$(328,485)	$5,625,102	$5,331,493
Net income	-	-	-	-	445,644	445,644
Balances September 30, 2015	$2,500	$225	$32,151	$(328,485)	$6,070,746	$5,777,137

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
SEPTEMBER 30, 2015

The Company does not have any liabilities subordinated to claims of creditors.

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

The Company adopted The Fair Value Measurements Topic of the FASB Accounting Standards Codification which defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. The Fair Value Measurements Topic established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through November 20, 2015, the date that the financial statements were available to be issued.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is $2,493 and $10,502 respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2015, the Company's net capital exceeds such capital requirements by $3,672,455 and the ratio of aggregate indebtedness ($ 973,047) to net capital (3,772,455) is 0.2579 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at September 30, 2015:

	Current	Deferred	Total
Federal income tax expense	$0	$ 89,655	$ 89,655
State and local tax benefit	0	(497,515)	(497,515)
	$0	$(407,860)	$(407,860)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$ 12,847
(Increase)/decrease in tax benefit from:	
State and local income tax expense, net of federal income tax benefit	1,870
Other, including effect of change in tax jurisdictions	(422,577)
	$ (407,860)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results primarily from unrealized gains on marketable securities. The company realized a current year tax benefit of approximately $360,000 as a result of its move outside of New York City, which no longer subjects it to New York City income tax.

The Company's federal income tax returns and state and city tax returns for fiscal years 2011 through 2014 are subject to examination by the tax authorities, generally for three years after they were filed with the tax authorities. The Company believes that, as of September 30, 2015, there were no material uncertain tax positions that would require disclosure under GAAP.

6. NOTES RECEIVABLE-STOCKHOLDER AND EMPLOYEE

The notes bear interest at a variable rate (the three-month average broker call rate, less 1%) and require quarterly interest payments, all of which were paid, and total $7850 for the year ended September 30, 2015. The entire principal amount of the stockholder note is due and payable on the maturity date, which is March 1, 2016. The stockholder note is secured by the residence of the stockholder. The entire principle amount of the employee note is due December 1, 2020.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the fiscal year ended September 30, 2015, the amount contributed is $5,000.

8. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a month to month operating lease. Rent expense is $18,411 for the year ended September 30, 2015, which includes utilities and real estate taxes.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2015

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 5,777,137
Less: Nonallowable assets:	
Notes receivable-stockholder and employee	785,000
TENTATIVE NET CAPITAL	4,992,137
Capital charge on investment securities	1,218,407
Capital charge on undue concentration	1,275
NET CAPITAL	3,772,455
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 3,672,455
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 973,047
1/15TH OF AGGREGATE INDEBTEDNESS	$ 64,870
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.2579 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2015

Net Capital, per Form X-17a-5 as of September 30, 2015, unaudited	$3,772,455
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$3,772,455

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2015

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2015.

Schedule "4"

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2015

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2015.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Shearman, Ralston Inc.
Greenwich, CT

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shearman, Ralston Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearman, Ralston Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Shearman, Ralston Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Shearman Ralston Inc's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
November 20, 2015

SHEARMAN, RALSTON INC.
EXEMPTION REPORT
PURSUANT TO SEC RULE 15c3-3
YEAR ENDED SEPTEMBER 30, 2015

We, as members of the management of Shearman, Ralston Inc. (the "Company"), have performed an evaluation of the Company's compliance with the requirements of 17CFR § 240.17a-5, and the exemption provisions in 17CFR § 240.15c3-3 (k)(2)(ii) (the" exemption provision"). Based on this evaluation, we make the following statements to the best of our knowledge and belief:

(1) The Company has identified the provision of 17CFR §15c3-3(k) under which the Company claimed an exemption from 17CFR §240.15c3-3: (k)(2)(ii) (the "exemption provision").

(2) The Company has met the identified provision throughout the most recent fiscal year ended September 30, 2015 without exception.

By: ______________________________

Title: President

November 20, 2015

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Shearman Ralston Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Shearman, Ralston Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Shearman, Ralston Inc's compliance with the applicable instructions of Form SIPC-7. Shearman, Ralston Inc's management is responsible for Shearman, Ralston Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
November 20, 2015

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2015

Total revenue	$ 972,845
Deductions:	
Other revenue not related to securities	7,850
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	52,843
Realized and unrealized gains on securities	161,551
Interest expense	10,502
Total deductions	232,746
Total revenue, subject to assessment	740,099
Computation of assessment:	
For the year ended September 30, 2015 @.0025	$ 1,850
Less: Payments	
September 2015	963
Balance Due	$ 887

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants